Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS

MONTREAL, Quebec, Canada, November 7, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”) announces financial and operational results for its third quarter ended September 30, 2013. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q3 2013 net loss from continuing operations of $1.1 million, or $0.03 per share, versus Q3 2012 net earnings from continuing operations of $0.5 million, or $0.01 per share;

  Q3 2013 operating cash flows of $5.0 million, or $0.13 per share, versus Q3 2012 operating cash flows of $5.2 million, or $0.15 per share;

  Gold sales of 15,438 ounces at an average selling price of $1,367 (US$1,336) per ounce in Q3 2013, versus gold sales of 14,890 ounces at an average selling price of $1,676 (US$1,677) per ounce in the prior year;

  Continued improvement at Beaufor; gold sales of 7,424 ounces at cash costs of $790 (US$772) per ounce;

  Updated inferred mineral resource estimate of 2.3 million tonnes grading 10.53 g/t Au for 771,000 ounces for the Island Gold Deep Project established;

  Commercial production declared October 1, 2013 at the W Zone Mine and Monique Mine in Quebec;

  Cash and cash equivalents of $21.2 million, or $0.53 per share, as of September 30, 2013, and long-term debt remains minimal at $5.3 million;

  Island Gold Deep development contract with an outside contractor terminated November 12th due to the weak and volatile gold market environment, lower than expected operational results at the Island Gold Mine, and the Corporation’s focus on cash preservation and sound capital deployment;

  Island Gold Deep ramp extension and development work will continue with Richmont’s own personnel and equipment in accordance with internally-established schedules and budgets, with no impact on 2014 production expectations;

  The drawdown deadline for the first CAN$12.5 million tranche (Tranche A) of the Senior Secured Macquarie Bank Limited Credit Facility has been extended until December 31, 2013. All other terms and conditions of the Facility remain unchanged. Please see Note 16 of the notes to the Third Quarter Financial Statements for details. The Corporation has not yet entered into any hedging contracts contemplated in the Credit Facility.

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

Commenting on Richmont’s third quarter operational performance, Mr. Paul Carmel, President and CEO of Richmont Mines noted: “We accomplished several notable achievements during the quarter, including delivering another strong performance from our Beaufor Mine operation, and successfully transitioning our W Zone and Monique mines in Quebec into commercial production on October 1st. With ore feed from these three mines, our Camflo Mill is now operating at its full capacity of 1,200 tpd, and achieving greater efficiencies and lower unit costs as a result. Exploration results at the Island Gold Deep Project also continued to be positive during the quarter, enabling us to establish a new inferred resource of 771,000 ounces at a grade of 10.53 g/t, with the increase largely coming from the western portion of the deposit toward the boundary with our neighbour Argonaut Gold Inc. Upon completion of a subsequent agreement reached with Argonaut in mid-October, we will be able to extend this boundary by 585 metres, thus increasing the exploration potential for Island Gold Deep towards the west. The weaker aspect of the quarter was the performance at our Island Gold Mine, where despite our tonnes being on budget, our realized grades continued to be below expectations. Reasons for this shortcoming on grades are largely related to the inability to access higher grade stopes due to equipment and ventilation constraints. It is important to note that despite the lower realized grades relative to budget at Island Gold, mined grades actually reconciled well with reserve grades – we were just obliged to mine more tonnes from these lower grade stopes. We expect the equipment and ventilation issues to be resolved in the upcoming quarters.”

He continued: “Regarding Island Gold Deep, we have taken a slower approach to development given the prevailing weak and volatile market conditions. Consequently, we have terminated our contract with an outside contractor, and will continue ramp extension and development work with our own employees and equipment. The ramp currently reaches a vertical depth of 545 metres, and we plan to continue development until the 610 metre level where lateral development work will be established on several levels to access the C Zone. We believe this is the prudent approach to take, and in keeping with the Corporation’s policy of sound cash management. Our goal is to reactivate ramp development beyond the 610 metre level when market conditions improve and when operational performance at Island Gold has returned to a satisfactory level.”

Third Quarter Results

Revenues for the third quarter of 2013 were $21.2 million, down 15% from revenues of $25.0 million in the third quarter of 2012, as a 4% increase in the number of gold ounces sold were offset by an 18% decrease in the average gold price obtained in Canadian dollars. A total of 15,438 ounces of gold were sold at an average price of $1,367 (US$1,336) per ounce in the current quarter, versus gold sales of 14,890 ounces and an average realized sales price of $1,676 (US$1,677) per ounce in the comparable period last year. The 4% increase in number of ounces sold during the quarter was driven by improved production at the Beaufor Mine, which saw increases of 5% in tonnage and 35% in head grade year-over-year. These effects were partially offset by lower gold production at the Island Gold Mine, where a 25% decrease in head grade offset the 11% tonnage increase during the quarter.

Cost of sales, which includes operating costs, royalties and related depreciation and depletion expenses, totaled $18.7 million in the third quarter of 2013, up 6% from $17.6 million in the comparable period last year, reflecting higher tonnage at both operating mines, despite lower cash costs per tonne at Beaufor that were mainly attributable to the Corporation’s strategy to increase tonnage from higher grade room and pillar mining areas and reduce levels of lower grade development ore. The average cash cost per ounce of gold sold increased marginally to $1,022 (US$999) in the third quarter, from $1,007 (US$1,007) in the comparable period of 2012. This increase was attributable to higher cash costs at the Island Gold Mine, which were driven by lower head grades and higher cash cost per tonne in the current quarter. This was partially mitigated by notably lower cash costs at the Beaufor Mine, which were driven by an improved head grade of 6.90 g/t in the current quarter, compared to 5.10 g/t last year, and a 17% reduction in cash cost per tonne.

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

Exploration and project evaluation costs totaled $2.0 million in the current quarter, versus $4.5 million in the comparable period of 2012. The year-over-year decrease stems from the Corporation’s decision to discontinue exploration drilling at the Wasamac Gold Property, and the capitalization of exploration drilling costs at Island Gold Deep, in line with the Corporation’s accounting policies. On a segmented basis, exploration expenses excluding depreciation and exploration tax credits of $0.2 million, were approximately $1.4 million at the Island Gold Mine and $0.4 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.4 million during the current quarter.

The Corporation incurred a net loss from continuing operations of $1.1 million, or $0.03 per share, in the third quarter of 2013, which excluded a $0.7 million loss related to the discontinued Francoeur Mine operations. This compared to net earnings from continuing operations of $0.5 million, or $0.01 per share in the third quarter of 2012, which excluded a $0.2 million loss associated with the Francoeur Mine.

Third Quarter News and Development Updates

Macquarie Senior Secured Credit Facility Update

The Corporation’s Credit Facility with Macquarie Bank Limited consists of three tranches, all of which are subject to certain conditions being met prior to drawdown. Although the Corporation has not had a need to draw on the Facility, and given that it has not yet met all conditions to drawdown, the Corporation and Macquarie Bank Limited have agreed to extend the drawdown deadline for the first CAN$12.5 million tranche (Tranche A) of the Senior Secured Credit Facility until December 31, 2013. All other terms and conditions of the Facility remain unchanged. As well, Richmont has not yet entered into any hedging contracts contemplated in the Credit Facility. Please see the August 23, 2013 press release entitled “Richmont Mines closes previously announced Senior Credit Facility for up to CAN$50 million with Macquarie Bank Limited to advance Island Gold Deep Project” for details.

Island Gold Deep Project Update

The Corporation spent $3.5 million on the development of the Island Gold Deep Project during the third quarter of 2013, bringing year-to-date investment to $9.5 million. A total of 252 linear metres of ramp development were completed during the quarter, bringing the year-to-date total to 689 metres. As of the end of the third quarter the ramp had reached a vertical depth of 545 metres. In addition, 84 metres of ventilation raises and 210 metres of level access development were completed during the third quarter of 2013. A total of 14,777 metres of exploration drilling were completed during the quarter, bringing the total to 40,166 metres year-to-date, in line with the Corporation’s expectations and budget.

Island Gold Deep Project: Updated 771,000 Au Ounce Inferred Mineral Resource Estimate

In early October 2013, the Corporation announced an updated inferred mineral resource estimate of 2,278,000 tonnes grading 10.53 g/t Au for 771,000 ounces for the Island Gold Deep Project at its operating Island Gold Mine near Dubreuilville, Ontario, up from 1,500,000 tonnes grading 10.73 g/t Au for 508,000 ounces established in January 2013.

In addition, the Corporation stated that it had come to management’s attention that a portion of the Island Gold Deep Project’s current estimated inferred resource base lies within four patented claims for which Richmont owns 69% with the remaining 31% being held by a third party. The Corporation has engaged in discussions with the third party with the objective of acquiring the 31% interest in the four claims that it does not currently own, and is working towards a resolution. Please see the October 7, 2013 press release entitled “Richmont Mines announces updated inferred mineral resource estimate of 771,000 ounces of gold for Island Gold Deep Project; provides information regarding ownership of certain claims at project” for full details.

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

Island Gold Deep Project: Land and Mining Rights Agreement Signed Extending Project’s Western Boundary

In mid-October, Richmont Mines announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine near Dubreuilville, Ontario. The Agreement will extend the western boundary of Richmont’s Island Gold Deep Project by a distance of 585 metres thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 metres will also be secured on several claims to the south of the Island Gold Deep Project, thus adding to the project’s exploration potential at depth. As part of the Agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. The rights that Richmont will be transferring to Argonaut in no way affect the current operation at the Island Gold Mine or the Island Gold Deep Project. Under the terms of the Agreement, Richmont will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014. Please see the October 16, 2013 press release entitled “Richmont Mines enters a land and mining rights agreement with Argonaut Gold” for additional details.

W Zone Mine: Commercial Production Declared October 1, 2013

In mid-October, the Corporation announced that the W Zone Mine had successfully completed the three month preproduction phase and that commercial production had been declared on October 1, 2013. The mine is expected to produce an estimated 3,000 ounces of commercial gold production for the Corporation during the fourth quarter of 2013, and a projected 12,000 ounces of commercial gold production in 2014. Please see the October 17, 2013 press release entitled “Commercial production declared at Richmont’s W Zone Gold Project” for details.

Monique Mine: Commercial Production Declared October 1, 2013

In early October, Richmont announced that the Monique Mine had successfully completed the three-month preproduction phase and that commercial production had been declared on October 1, 2013. The Corporation expects Monique to produce approximately 3,500 ounces of commercial gold production during the fourth quarter of 2013, down from the previously announced 4,500 ounces due to mill sequencing. The Monique Mine has an estimated life of mine commercial gold production of 30,000 ounces, over 19 months, at an average cash cost per ounce of CAN$904. Please see the October 4, 2013 press release entitled “Monique Gold Project attains commercial production; 43-101 report filed on SEDAR” for full details.

Nine-Month Review

Revenues totaled $62.4 million for the nine-month period ended September 30, 2013, down from $76.8 million in revenues for the same period in 2012, reflecting a 7% decrease in the number of ounces of gold sold and a 12% decrease in the average selling price per ounce of gold in Canadian dollars in the first nine months of 2013 to $1,464 (US$1,430), from $1,661 (US$1,662) in the comparable period of 2012.

Cost of sales, which includes operating costs, royalties, custom milling and related amortization expenses were $54.8 million for the first nine months of 2013, essentially unchanged from operating costs of $54.5 million during the same period last year. This reflected the 10% increase in tonnage from the Beaufor Mine, offset by the 5% decrease in tonnage at the Island Gold Mine. The average cash cost per ounce of gold sold increased to $1,115 (US$1,089) in the first nine-month period, from $1,020 (US$1,020) in the comparable period of 2012, with the increase driven by a lower average recovered grade and a higher cash cost per tonne at the Island Gold Mine, the effects of which were only partially offset by a lower cash cost per tonne and higher recovered grade at the Beaufor Mine.

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

Exploration and project evaluation costs were $6.9 million in the first nine months of 2013, compared with $14.0 million in the year-ago period. The annual decrease is primarily a reflection of the Corporation’s suspension of exploration activities at the Wasamac Gold Property and the capitalization of exploration drilling costs at Island Gold Deep, in line with the Corporation’s accounting policies. On a segmented basis, exploration expenses, excluding depreciation and exploration tax credits of $0.7 million, were approximately $4.0 million at the Island Gold Mine and $1.6 million at the Beaufor Mine. Exploration and project evaluation costs at other properties amounted to $2.0 million during the first nine months of 2013.

The Corporation incurred a net loss from continuing operations of $4.5 million, or $0.11 per share, in the first nine months of 2013, which excluded a $0.7 million loss related to the discontinued Francoeur Mine operations. This compared to a net loss from continuing operations of $0.3 million, or $0.01 per share, in the first three quarters of 2012, which excluded a $33.5 million ($28.2 million after-tax) loss and write-down on the Francoeur Mine.

Cash Position and Capital Structure

Cash and cash equivalents totaled $21.2 million at September 30, 2013, down from the June 30, 2013 level of $26.5 million. As of September 30, 2013, Richmont Mines had 455 employees, compared to 452 as of June 30, 2013 and 572 as of September 30, 2012. The Corporation had working capital of $21.6 million, 39.6 million shares outstanding, and long-term debt of $5.3 million as of September 30, 2013.

Island Gold Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

Tonnes	62,080	56,079	169,494	177,490
Head grade (g/t)	4.16	5.55	4.51	5.53
Gold recovery (%)	96.57	96.74	95.91	96.27
Recovered grade (g/t)	4.02	5.37	4.32	5.32
Ounces sold	8,014	9,688	23,548	30,377
Cash cost per ounce (US$)	1,209	852	1,184	886

During the third quarter of 2013 a total of 62,080 tonnes of ore were processed from the Island Gold Mine at an average head grade of 4.16 g/t. This represented an 11% increase in tonnage from the 56,079 tonnes of ore processed in the third quarter of 2012 at an average head grade of 5.55 g/t. The cash cost per ounce increased to $1,237 (US$1,209) in the current quarter, from $852 (US$852) last year, reflecting a lower average recovered grade in the current quarter, which was primarily the result of lower grade areas being mined during the period, and a 9% increase in cash cost per tonne. The Island Gold Mine sold a total of 8,014 ounces of gold at an average price of $1,376 (US$1,344) in the third quarter of 2013, versus gold sales of 9,688 ounces of gold at an average price of $1,677 (US$1,678) per ounce in the comparable period last year.

For the first nine months of 2013, 169,494 tonnes of ore were processed at a head grade of 4.51 g/t, and 23,548 ounces of gold were sold at an average price of $1,485 (US$1,451) per ounce. This compared to tonnage of 177,490 at a head grade of 5.53 g/t, and gold sales of 30,377 ounces at an average price of $1,660 (US$1,661) per ounce in the comparable nine month period of 2012. Both tonnage and recovered grade were down year-over-year which, combined with a higher cash cost per tonne, translated in cash cost per ounce increasing to $1,212 (US$1,184) in the first nine months of the year, from $886 (US$886) in the year-ago period.

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

The Corporation expects the Island Gold Mine to produce approximately 33,000 ounces of gold in 2013, reflecting continued production from lower grade areas of the mine through the end of the year. The Corporation is advancing the development of higher grade zones, and expects to begin producing from these areas in 2014.

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

Tonnes	34,135	32,470	99,350	90,196
Head grade (g/t)	6.90	5.10	6.07	5.48
Gold recovery (%)	97.99	97.72	97.87	97.95
Recovered grade (g/t)	6.76	4.98	5.94	5.36
Ounces sold	7,424	5,202	18,977	15,554
Cash cost per ounce (US$)	772	1,296	972	1,283

A total of 34,135 tonnes were processed from the Beaufor Mine in the third quarter of 2013, a 5% increase over the 32,470 tonnes of ore that were processed in the comparable period of 2012. The average head grade improved notably to 6.90 g/t in the current quarter from 5.10 g/t in the year-ago period, a reflection of the Corporation’s strategies that were initiated at the end of the first quarter of 2013 to increase tonnage from higher grade room and pillar mining areas and reduce levels of lower grade development ore. As a result of the improved grade, higher tonnage and lower cash cost per tonne, total cash cost per ounce decreased significantly to $790 (US$772) in the current quarter, from $1,295 (US$1,296) in the prior year. A total of 7,424 ounces of gold were sold in the third quarter of 2013 at an average price of $1,358 (US$1,327), compared to 5,202 ounces of gold sold at an average price of $1,673 (US$1,674) in the comparable period of 2012.

During the first three quarters of 2013, a total of 99,350 tonnes of ore were processed at a head grade of 6.07 g/t, and 18,977 ounces of gold were sold at an average price of $1,438 (US$1,405) per ounce. In the first nine months of 2012, 90,196 tonnes of ore were processed at a head grade of 5.48 g/t, and 15,554 ounces of gold were sold at an average price of $1,663 (US$1,664) per ounce. Realized improvements in tonnage, cash cost per tonne, and grade levels resulted in a notable decrease in the total cash cost per ounce to $994 (US$972) in the first nine months of the year, from $1,282 (US$1,283) in the similar period of 2012.

The Corporation expects Beaufor Mine production levels in the last quarter of 2013 to continue to benefit from recently implemented mine sequencing and efficiency improvement measures. The Corporation expects 2013 annual gold production at this mine of approximately 23,500 ounces.

Camflo Mill

The Camflo Mill processed 113,849 tonnes in the third quarter of 2013, and 210,232 tonnes in the first nine months of 2013, up notably over the prior year’s levels. The increases in both periods reflect the additional bulk sample and pre-production ore from the W Zone and Monique mines that were processed in the second and third quarters of 2013. With the added material from these operations, the Camflo Mill is currently running at its full capacity of 1,200 tonnes per day, a level expected to continue for the remainder of 2013 and through 2014.

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

Outlook

Mr. Paul Carmel, President and CEO of Richmont Mines commented: “Our focus for the fourth quarter and indeed into 2014 will be to improve our operating costs at the Island Gold Mine. Better overall grades will obviously be the key to achieving lower costs and the commencement of mining in the higher grade Goudreau Zone to the east will be helpful in this respect. Regarding Island Gold Deep, exploration efforts will continue with a focus on the western portion of the structure where several targets exist and where our boundary is to be extended upon the closing of our agreement with Argonaut Gold. The current weakness in the gold sector is a challenge for every gold mining company and Richmont is no exception. We will continue to move our projects forward, but in a way that is in keeping with prudent cash management and sound capital deployment.”

Mr. Carmel continued: “It is with regret that we are announcing that Mr. Christian Pichette, Richmont’s Chief Operating Officer, is retiring at the end of this year after more than 35 years in the mining industry, the last 8 of which he spent as an integral part of our team. His dedication, professionalism and knowledge will be missed by everyone within Richmont. I would like to take this opportunity to thank him for his profound contribution to the Corporation over his tenure, and to wish him a wonderful and well-deserved retirement on behalf of myself, the Board of Directors and everyone at Richmont.”

Mr. Greg Chamandy, Executive Chairman of the Board of Directors added: “I would like to announce certain changes to our Board of Directors. After 24 years as a Director of Richmont, Mr. Réjean Houle has decided to step down from our Board to focus on his dual roles as an Ambassador for the Montreal Canadiens Hockey Club Inc., and as President of The Montreal Canadiens Alumni Association. I would like to thank Réjean for his unwavering commitment to the Corporation, and his dedication and insight over the years. In addition, Mr. Ebe Scherkus has resigned from Richmont’s Board of Directors for personal reasons. While his tenure with Richmont was relatively brief, I would like to thank Ebe for his invaluable assistance over the past year and a half.”

Mr. Chamandy continued: “I am very pleased to announce that Mr. René Marion has joined our Board, effective November 6. A mining engineer by training, Mr. Marion brings over 30 years of industry experience to Richmont’s Board, including as past President and CEO of Aurico Gold from 2007 through 2012, and in a variety of roles with increasing responsibility at Barrick Gold Inc. from 1995 through 2007. Mr. Marion is currently the President and Chairman of RJLM Professional Services Ltd, a private consulting firm in the mining industry, and is a member of the Association of Professional Engineers of Ontario, and the Ontario Society of Professional Engineers.”

Paul Carmel
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

EXPLORATION AND PROJECT EVALUATION
		(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

Exploration costs – Mines
Island Gold	1,400	2,685	4,020	7,684
Beaufor	385	225	1,621	1,152

	1,785	2,910	5,641	8,836

Exploration costs – Other properties
Wasamac	129	1,943	1,010	6,874
Monique	17	154	219	730
Other	78	129	305	321
Project evaluation	141	47	428	290

Exploration and project evaluation before depreciation and exploration tax credits	2,150	5,183	7,603	17,051

Depreciation	56	61	206	117
Exploration tax credits	(225)	(724)	(863)	(3,175)

	1,981	4,520	6,946	13,993

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

FINANCIAL DATA
	Three-month period		Nine-month period
	ended September 30,		ended September 30,
CAN$	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Results (in thousands of $)
Revenues	21,152	25,000	62,385	76,790
Net earnings (loss) from continuing operations	(1,146)	498	(4,476)	(336)
Net loss from discontinued operation	(708)	(182)	(708)	(28,184)
Net earnings (loss)	(1,854)	316	(5,184)	(28,520)
Adjusted net earnings (loss)[1]	(1,146)	498	(4,476)	1,120
Cash flows from (used in) operating activities	5,038	5,183	(4,703)	7,552

Results per share ($)
Basic net earnings (loss)	(0.05)	0.01	(0.13)	(0.85)
Basic adjusted net earnings (loss)[1]	(0.03)	0.01	(0.11)	0.03
Diluted net earnings (loss)	(0.05)	0.01	(0.13)	(0.85)
Cash flows from (used in) operating activities	0.13	0.15	(0.12)	0.23

Basic weighted average number of common shares outstanding (thousands)	39,596	33,914	39,593	33,541
Diluted weighted average number of common shares outstanding (thousands)	39,596	33,961	39,603	34,050

Average selling price of gold per ounce	1,367	1,676	1,464	1,661
Average selling price of gold per ounce (US$)	1,336	1,677	1,430	1,662
[1]

The adjusted net earnings (loss) is a financial performance measure with no standard definition under IFRS. The adjusted net earnings (loss) exclude the net loss from discontinued operation and, in the nine-month period ended September 30, 2012, adjusted net earnings exclude the total payment of $1,986 ($1,456 after- tax) of the severance compensation to the Corporation’s ex-President and CEO.

	September 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
Financial position (in thousands of $)
Total assets	147,737	148,244
Working capital	21,621	54,296
Long-term debt	5,284	702

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

SALES AND PRODUCTION DATA
Three-month period ended September 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2013 2012	8,014 9,688	7,058 9,549	1,209 852	1,237 852
Beaufor Mine	2013 2012	7,424 5,202	7,594 5,192	772 1,296	790 1,295
Total – Continuing operations	2013 2012	15,438 14,890	14,652 14,741	999 1,007	1,022 1,007
Francoeur Mine – Discontinued operation	2013 2012	699 1,801	622 1,087	1,084 1,613	1,109 1,612
Total	2013 2012	16,137 16,691	15,274 15,828	1,002 1,072	1,026 1,072

Nine-month period ended September 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2013 2012	23,548 30,377	23,104 30,327	1,184 886	1,212 886
Beaufor Mine	2013 2012	18,977 15,554	19,445 15,359	972 1,283	994 1,282
Total – Continuing operations	2013 2012	42,525 45,931	42,549 45,686	1,089 1,020	1,115 1,020
Francoeur Mine – Discontinued operation	2013 2012	1,299 1,801	1,211 1,087	1,358 1,613	1,390 1,612
Total	2013 2012	43,824 47,732	43,760 46,773	1,097 1,042	1,123 1,042

Note: 2013 estimated exchange rate: US$1 = CAN$1.0235

Average exchange rate used for 2012: US$1 = CAN$0.9996

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

CONSOLIDATED INCOME STATEMENT
(Unaudited)		(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$

CONTINUING OPERATIONS
Revenues	21,152	25,000	62,385	76,790
Cost of sales	18,655	17,572	54,825	54,515

GROSS PROFIT	2,497	7,428	7,560	22,275

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	1,981	4,520	6,946	13,993
Administration	1,805	1,874	5,498	8,147
Loss (gain) on disposal of long-term assets	82	(11)	117	48
Other revenues	(23)	(10)	(53)	(23)

	3,845	6,373	12,508	22,165

OPERATING EARNINGS (LOSS)	(1,348)	1,055	(4,948)	110

Financial expenses	23	233	73	631
Financial revenues	(52)	(119)	(443)	(621)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(1,319)	941	(4,578)	100

MINING AND INCOME TAXES	(173)	443	(102)	436

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(1,146)	498	(4,476)	(336)

NET LOSS FROM DISCONTINUED OPERATION	(708)	(182)	(708)	(28,184)

NET EARNINGS (LOSS) FOR THE PERIOD	(1,854)	316	(5,184)	(28,520)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Earnings (loss) from continuing operations	(0.03)	0.01	(0.11)	(0.01)
Loss from discontinued operation	(0.02)	-	(0.02)	(0.84)

Basic net earnings (loss)	(0.05)	0.01	(0.13)	(0.85)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	(0.03)	0.01	(0.11)	(0.01)
Loss from discontinued operation	(0.02)	-	(0.02)	(0.84)

Diluted net earnings (loss)	(0.05)	0.01	(0.13)	(0.85)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	33,914	39,593	33,541

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	33,961	39,603	34,050

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	September 30,	December 31,
	2013	2012
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	21,180	59,810
Shares of publicly-traded companies	-	30
Receivables	2,265	2,921
Income and mining tax assets	916	916
Exploration tax credits receivable	5,573	3,485
Inventories	9,825	7,764

	39,759	74,926
RESTRICTED DEPOSITS	3,421	684

PROPERTY, PLANT AND EQUIPMENT	95,385	65,150

DEFERRED FINANCING COSTS	1,093	-

DEFERRED INCOME AND MINING TAX ASSETS	8,079	7,484

TOTAL ASSETS	147,737	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	15,756	17,356
Income and mining taxes payable	1,144	1,972
Current portion of long-term debt	868	932
Current portion of asset retirement obligations	370	370

	18,138	20,630

LONG-TERM DEBT	5,284	702

ASSET RETIREMENT OBLIGATIONS	7,412	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES	1,990	2,174

TOTAL LIABILITIES	32,824	29,881

EQUITY
Share capital	132,202	132,113
Contributed surplus	10,737	9,062
Deficit	(28,026)	(22,842)
Accumulated other comprehensive income	-	30

TOTAL EQUITY	114,913	118,363

TOTAL LIABILITIES AND EQUITY	147,737	148,244

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES THIRD QUARTER 2013 RESULTS
November 7, 2013

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)		(in thousands of Canadian dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period	(1,854)	316	(5,184)	(28,520)
Adjustments for:
Depreciation and depletion	2,984	2,830	7,785	7,739
Impairment loss on Francoeur Mine’s assets	867	-	867	33,189
Taxes paid	(5)	(1,141)	(1,505)	(3,626)
Interest revenues	(76)	(152)	(347)	(541)
Interest and accretion expenses on long-term debt	10	217	22	586
Share-based compensation	684	717	1,804	2,020
Accretion expense – asset retirement obligations	19	17	57	50
Loss (gain) on disposal of long-term assets	81	(4)	100	55
Loss (gain) on disposal of shares of publicly-traded companies	-	2	(12)	(90)
Mining and income taxes	(173)	443	(102)	(4,879)

	2,537	3,245	3,485	5,983

Net change in non-cash working capital items	2,501	1,938	(8,188)	1,569

Cash flows from (used in) operating activities	5,038	5,183	(4,703)	7,552

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	388	12	582
Restricted deposits	(2,650)	-	(2,737)	(394)
Interest received	74	155	365	572
Property, plant and equipment – Island Gold Mine	(3,497)	(1,299)	(9,955)	(5,854)
Property, plant and equipment – Island Gold Deep Project	(3,508)	-	(9,530)	-
Property, plant and equipment – Beaufor Mine	(155)	(384)	(393)	(1,005)
Property, plant and equipment – W Zone Mine	(117)	(2,687)	(3,019)	(7,932)
Property, plant and equipment – Monique Mine	875	-	(6,582)	-
Property, plant and equipment – Francoeur Mine	-	(4,142)	-	(14,383)
Property, plant and equipment – Other	(85)	(1,259)	(570)	(2,302)
Disposition of property, plant and equipment	9	40	154	105

Cash flows used in investing activities	(9,054)	(9,188)	(32,255)	(30,611)

FINANCING ACTIVITIES
Issue of convertible debentures	-	-	-	10,000
Retirement of convertible debentures	-	(10,000)	-	(10,000)
Issue of common shares	-	25,981	62	27,495
Common share issue costs	-	(908)	-	(908)
Interest paid	(10)	(182)	(22)	(499)
Financing costs	(654)	-	(654)	-
Payment of finance leases obligations	(599)	(221)	(1,058)	(408)

Cash flows from (used in) financing activities	(1,263)	14,670	(1,672)	25,680

Net change in cash and cash equivalents	(5,279)	10,665	(38,630)	2,621

Cash and cash equivalents, beginning of period	26,459	55,488	59,810	63,532

Cash and cash equivalents, end of period	21,180	66,153	21,180	66,153

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).